

Mailstop 3233

April 12, 2016

Via E-mail
Anthony M. Sanfilippo
Chief Executive Officer and Director
PNK Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **PNK Entertainment, Inc.**
> **Form 10**
> **Filed December 22, 2015**
> **File No. 001-37666**

Dear Mr. Sanfilippo:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Stephen F. Arcano
   Skadden Arps